Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)
COLLEAGUE FAQS

Frequently Asked Questions (FAQs)

About Compensation and Benefits

1.	Will our compensation and benefits change as a result of the transaction?

Between now and the day we close, your compensation and benefit programs remain unchanged. Our programs will be reviewed during integration planning for the combined company following the closing.

2.	What will happen to my 2013 Annual Incentive Plan (AIP) award?

Warner Chilcott’s Annual Incentive Plan (AIP) will remain in effect for 2013 and generally will be operated in the ordinary course of business consistent with past practice, including with respect to eligibility.

However, if your employment is terminated during the plan year in connection with the transaction you will receive a prorated AIP award based on actual performance as of the date of your termination of employment.  If you voluntarily resign during the plan year, you will not receive an AIP award.  Please note that all AIP awards are discretionary, and no award should be considered promised or guaranteed.

*Summary of the AIP is provided for informational purposes.  It is qualified in all respects by the AIP guidelines and applicable policies of Warner Chilcott.  Please consult Human Resources with any questions.

3.	What will happen to my retirement benefits?

Accrued and vested retirement benefits will not be reduced by the transaction.

4.	What will happen to my vacation time, my sick time or other leave programs?

Until the closing of the transaction, we expect to operate our vacation, sick time and other leave programs in the ordinary course. It is not expected that the closing of the combination will negatively affect your accrued, but unused paid time-off under these policies as of the closing, but our programs will be reviewed during integration planning for the combined company.

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About Equity Awards

1.	What does vesting mean?

Generally, vesting means that an award is no longer subject to a risk of forfeiture.  For equity awards, typically, once a portion of your share option award is vested, you may exercise shares underlying the vested portion of such share option award, and once a portion of your restricted share awards and/or restricted share units is vested, you may sell the shares with respect to  the vested portion of such award.

2.	What happens to my unvested restricted shares, restricted share units and share options?

Warner Chilcott’s equity awards generally vest over a four-year period, with 25% of the award vesting on each anniversary of the grant date, subject to certain conditions, including continued employment with Warner Chilcott.  However, should the combination be approved and close, the vesting schedule of your equity awards depends on when you received your award and your employment status after the close of the combination:

For equity awards granted PRIOR to June 30, 2010
•  All unvested restricted shares, restricted share units and share options will immediately vest if and when the proposed transaction closes and Warner Chilcott and Actavis are combined
•  This is referred to as a “Single Trigger” award

For equity awards granted ON or AFTER June 30, 2010
•  All unvested restricted shares and restricted share units (both time-based and performance-based) and share options will vest upon the satisfaction of two conditions:
1. If and when the proposed transaction closes and Warner Chilcott and Actavis are combined
AND
2. If and when a Colleague experiences a Covered Termination under the applicable award agreement
•  This is referred to as a “Double Trigger” award

*Summary of the equity awards is provided for informational purposes.  It is qualified in all respects by the applicable plan documents, including award agreements.  Please consult the actual plan documents and your award agreement(s).

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3.	What is Single Trigger?

As mentioned above, “Single Trigger” means that an award immediately vests upon the occurrence of Change in Control.  To determine whether this is applicable to your Warner Chilcott equity award, see question 2 above.

4.	What is Double Trigger?

As mentioned above, “Double Trigger” means that an award vests upon the occurrence of both a Change in Control and a Covered Termination event.  To determine whether this is applicable to your Warner Chilcott equity award, see question 2 above.

5.	What is the Warner Chilcott to New Actavis share conversion ratio?

Under the terms of the proposed acquisition, Warner Chilcott shareholders will receive 0.16 shares of New Actavis for each Warner Chilcott share they own at closing.

6.	What will happen to my vested Warner Chilcott shares?

Your vested shares will be converted into New Actavis shares.  Shares of New Actavis are expected to trade on the New York Stock Exchange under the ticker symbol “ACT”.

To determine the number of ACT shares that you will receive for each WCRX share, multiply the number of WCRX shares that you own by 0.16 (rounded down to the nearest whole share).

For Example:

Warner Chilcott Shares BEFORE Close
Mary has…	100 WCRX shares	Assuming a WCRX stock price of $20, this equals $2,000 (100 * $20)
New Actavis Shares AFTER Close
Mary has…	16 ACT shares (100*0.16)	Assuming an ACT stock price of $125, this equals $2,000 (16 * $125)

*Note: Share values will fluctuate with changes to the ACT share price, just as the value of WCRX shares currently fluctuates.  The above example is for illustrative purposes only.  It is not indicative of the value of any shares.

7.	What will happen to my vested Warner Chilcott share options and my unvested Warner Chilcott restricted shares, restricted share units and share options?

Under the terms of the proposed acquisition, generally, Warner Chilcott equity awards will be converted into New Actavis equity awards.  Each New Actavis equity award will have the same terms and conditions that were applicable to the Warner Chilcott award from which it was converted immediately prior to the closing of the combination, including with respect to any dividend equivalent accruals (i.e., equivalent compensatory cash bonus payments).

Share options conversion:

This applies to both vested (if not already exercised) and unvested Warner Chilcott share options:

To determine the number of ACT share options you will receive for each WCRX share option	• Multiply the number of WCRX share options that you hold by 0.16 (rounded down to the nearest whole share)
To determine the per share strike price of ACT share options you will receive for each WCRX share option	• Divide the existing per share strike price of the WCRX share option by 0.16 (rounded up to the nearest whole cent)

COLLEAGUE FAQS

For Example:

Warner Chilcott Share Options BEFORE Close
Mary has…	1,000 WCRX share options	$14 per share strike price	Assuming a WCRX stock price of $20, this equals $6,000 in intrinsic option value (1,000*($20-$14))
New Actavis Share Options AFTER Close
Mary has…	160 ACT share options (1,000*0.16)	$87.50 per share strike price ($14 / 0.16)	Assuming an ACT stock price of $125, this equals $6,000 in intrinsic option value (160*($125-$87.50))

*Note: Share option values will fluctuate with changes to the ACT share price, just as the value of shares underlying WCRX share options currently fluctuates.  The above example is for illustrative purposes only.  It is not indicative of the value of any option share.

Restricted share and restricted share unit conversion:

This applies to unvested restricted shares and unvested restricted share units (both time-based and performance-based):

To determine the number of ACT restricted shares or restricted share units that you will receive for each WCRX restricted share or restricted share unit	• Multiply the number of WCRX restricted shares and restricted share units that you own by 0.16 (rounded down to the nearest whole share)

For Example:

Warner Chilcott Restricted Shares and Restricted Share Units BEFORE Close
Mary has…	100 WCRX restricted shares or restricted share units	Assuming a WCRX stock price of $20, this equals $2,000 (100 * $20)
New Actavis Restricted Shares and Restricted Share Units AFTER Close
Mary has…	16 ACT restricted shares or restricted share units (100*0.16)	Assuming an ACT stock price of $125, this equals $2,000 (16 * $125)

*Note: Restricted share and restricted share unit values will fluctuate with changes to the ACT share price, just as the value of shares underlying WCRX restricted shares and share units currently fluctuates.  The above example is for illustrative purposes only.  It is not indicative of the value of any restricted share or share unit.

Subject to certain regulatory approvals, certain awards that would otherwise be subject to adverse tax consequences if converted as described above will be cancelled in exchange for  the transaction consideration to which other Warner Chilcott shareholders are entitled net of applicable exercise price and withholding taxes.

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8.	How can I determine the current value of my unvested equity or the amount of vested stock I have with Warner Chilcott?

You may access your Merrill Lynch account, at www.benefits.ml.com, to see the current value of your vested and unvested equity awards.  In advance of the combination please be sure you have accepted your annual equity awards and have created your brokerage account (Limited Individual Investor Account).  These administrative items only take a few minutes and can be done either online, or by calling Merrill Lynch customer service at:  (US) 877-767-2404 , (non-US) 609-818-8894.

9.	What happens to unvested restricted shares, restricted share units and share options if I leave Warner Chilcott prior to the close?

Prior to the closing of the combination, your Warner Chilcott restricted shares and restricted share units (both time-based and performance-based) and share options will operate in the ordinary course pursuant to the applicable plan documents, including your award agreements.  Generally, if you resign from Warner Chilcott prior to vesting, you will forfeit any unvested restricted shares, restricted share units and share options in accordance with the terms of the applicable award agreement.  Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding your individual award(s), and contact your local HR manager if you have any additional questions.

10.	What happens to my unvested restricted shares, restricted share units and share options if my employment is terminated prior to close?

Prior to the closing of the combination, your Warner Chilcott restricted shares and restricted share units (both time-based and performance-based) and share options will operate in the ordinary course pursuant to the applicable plan documents, including your award agreements.  Generally, if you experience certain qualifying terminations prior vesting, you will vest in a portion of your unvested restricted shares, restricted share units and share options in accordance with the terms of the applicable award agreement.  Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding your individual award(s), and contact your local HR manager if you have any additional questions.

COLLEAGUE FAQS

11.	Can I sell my Warner Chilcott shares and exercise my vested share options from now through close?

You can sell Warner Chilcott shares and exercise vested share options up until the transaction close, provided you are not part of the Blackout Group and have no restrictions pursuant to the Warner Chilcott Statement of Policy Concerning Trading Policies.  You will need to access your Merrill Lynch account to complete any transactions.  However, whether or not you are a member of the Blackout Group, you may not buy or sell shares or exercise share options if you are in possession of material non-public information concerning Warner Chilcott.

12.	What is the “Blackout Group”?

The “Blackout Group” is a group of Warner Chilcott colleagues considered to be Company Insiders, as defined in the Warner Chilcott Statement of Policy Concerning Trading Policies.  The Blackout List includes colleagues deemed to have regular access to material non-public information.  You have already been notified if you are part of the Blackout Group.  Certain additional restrictions apply for when these colleagues can buy or sell shares or exercise share options, among other things.

13.	What are the tax implications of the vesting of my equity awards?

Tax implications will vary by person and type of equity award, and we recommend that you consult an accountant, attorney or independent tax or financial advisor to understand any tax implications which may arise on the grant, vesting or settlement of your award or on the ultimate disposal of any shares.

In addition, it is your responsibility to understand and comply on a timely basis with any legal, financial or tax reporting obligations you may have in respect of your award or the ownership of any shares.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction.  In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott.  INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013.  Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and

COLLEAGUE FAQS

uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications.  We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this announcement.  To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch, is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any

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such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).